Securities and Exchange Commission

March 30, 2015

March 30, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Mr. Brian Cascio
Accounting Branch Chief

Re:	The Cooper Companies, Inc.
Form 10-K for Fiscal Year Ended October 31, 2014
Filed December 19, 2014
Form 8-K Dated and Filed March 5, 2015
File No. 001-08597

Dear Mr. Cascio:

This letter is the response of The Cooper Companies, Inc. (“we,” or the “Company”) to the comments contained in the Staff’s letter to Greg Matz, the Company’s Chief Financial Officer and Chief Risk Officer, dated March 19, 2015. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 8-K Dated and Filed March 5, 2015

1. We refer to the disclosure of free cash flow on page 2 of your earnings release.

Tell us where you have disclosed the reasons you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your company’s financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

RESPONSE

We note the Staff’s comment and will include in future earnings releases a discussion substantially to the following effect:

We define the non-GAAP measure of free cash flow as cash provided by operating activities less capital expenditures and adjusted for acquisition-related costs. We believe free cash flow is useful for investors as an additional measure of liquidity because it represents cash flows that are available for repayment of debt, repurchases of our common stock or to fund our strategic initiatives. Management uses free cash flow internally to understand, manage, make operating decisions and evaluate our business. In addition, we use free cash flow to help plan and forecast future periods.

Securities and Exchange Commission

March 30, 2015

2. We see that you express guidance for the current fiscal year in the form of a measure of non-GAAP earnings per share. Please tell us how your disclosure of this measure considers the guidance from Item 10(e)(1)(i) of Regulation S-K. With respect to forward looking information, a quantitative reconciliation is required to the extent available without unreasonable effort. If all of the information necessary is not available without unreasonable effort, you should identify the information that is unavailable and disclose probable significance.

RESPONSE

We respectfully acknowledge the Staff’s comment and will disclose in future earnings releases the most directly comparable GAAP measure, when available. If unavailable, we will provide an explanation of the types of information that are unavailable and the probable significance.

In the case of the Form 8-K dated March 5, 2015, guidance on GAAP earnings per share was not available as we were unable to quantify certain amounts that would be required to be included in the GAAP measure due to the unknown effect, timing and potential significance of acquisition related, integration and restructuring charges and expenses. However, we were able to quantify the non-GAAP adjustment for amortization of existing other intangible assets.

In future earnings releases, beginning with our fiscal second quarter of 2015, we plan to replace the tabular presentation of non-GAAP earnings per share with a discussion substantially similar to the following:

The Company is raising its fiscal year 2015 non-GAAP earnings per share guidance to $7.40 to $7.70 from $7.30 to $7.70. Our fiscal year 2015 guidance is adjusted to exclude amortization of existing other intangible assets of approximately $49 million, or $0.75 per share, and other costs including integration expenses which we would not have otherwise incurred as part of our continuing operations.

We also plan to clarify that the discussion of our use of non-GAAP measures also applies to our non-GAAP guidance and add a statement, in those fiscal periods for which the most directly comparable GAAP measure is not available, substantially to the following effect:

Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting acquisition-related, integration and restructuring charges and expenses. We are not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share due to the unknown effect, timing and potential significance of such charges and expenses. Management does not consider the excluded items as part of our continuing operations.

3. We see on page 5 of your earnings release that you present non-GAAP financial measures and related reconciliations required by Item 10(e) of Regulation S-K in the form of non-GAAP income statements. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP financial measures to the most directly comparable GAAP financial measures.

Securities and Exchange Commission

March 30, 2015

RESPONSE

We have previously presented a full income statement to address the complexity of our reconciling items in a format that we thought best promoted the understanding of each non-GAAP measure and its relationship with the most directly comparable GAAP measure.

However, in future earnings releases, we will not present our reconciliation of selected GAAP results to non-GAAP results in the form of a full income statement. We intend to include in future earnings releases, beginning with our earnings release for our fiscal second quarter of 2015, a reconciliation in substantially the form presented below.

THE COOPER COMPANIES, INC. AND SUBSIDIARIES

Reconciliation of Selected GAAP Results to Non-GAAP Results

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended January 31,
	2015 GAAP	Adjustment		2015 Non-GAAP	2014 GAAP	Adjustment		2014 Non-GAAP
Cost of sales	$168,820	$(9,443	) A	$159,377	$142,051	$—		$142,051
Selling, general and administrative expense	$173,535	$(6,359	) B	$167,176	$158,088	$—		$158,088
Research and development expense	$16,113	$(104	) C	$16,009	$15,712	$—		$15,712
Amortization of intangibles	$13,595	$(13,595	) D	$—	$7,507	$(7,507	) D	$—
Provision for income taxes	$5,716	$4,779	E	$10,495	$7,191	$1,705	E	$8,896
Diluted earnings per share attributable to Cooper stockholders	$1.25	$0.50		$1.75	$1.47	$0.11		$1.58

A	Our GAAP cost of sales includes $9.2 million of charges in CooperVision primarily for equipment rationalization, arising from the acquisition of Sauflon; and $0.2 million of severance costs in our CooperSurgical fertility business. The CooperVision charges are based on our review of products, materials and manufacturing processes of Sauflon.
B	Our GAAP selling, general and administrative expense includes $6.4 million in costs for CooperVision’s integration and restructuring activities related to the acquisition of Sauflon and severance costs in our CooperSurgical fertility business.

(In thousands)	CooperVision	CooperSurgical	Total
Restructuring and related costs	$—	$128	$128
Acquisition and integration costs	5,894	337	6,231

	$5,894	$465	$6,359

C	Our GAAP research and development expense includes $0.1 million of severance costs related to integration and restructuring activities.
D	Amortization expense for our fiscal first quarter of 2015 was $13.6 million. We estimate amortization expense for existing other intangible assets, including those related to recently acquired Sauflon, will be $50.3 million for fiscal 2015 with about $12.2 million in each of our fiscal second, third and fourth quarters. The adjustment to exclude amortization expense results in an adjustment to increase income attributable to noncontrolling interests.
E	These amounts represent the increases in the provision for income taxes that arises from the impact of the above adjustments.

Securities and Exchange Commission

March 30, 2015

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filing. Our future filings will reflect our indicated responses, as applicable.

Sincerely,

/s/ Greg W. Matz

Greg W. Matz

Senior Vice President, Chief Financial Officer and Chief Risk Officer

cc:	Gary Todd - SEC
Christopher Kaufman - Latham & Watkins